Exhibit 16(c)(ii)

September 25, 2009

CONFIDENTIAL

Mr. Michael W. Borger

Member, Board of Trust Managers

Church Loans & Investments Trust

P.O. Box 6100

Amarillo, Texas 79413-6100

Re:

Preliminary cash fair evaluation range of blocks of shares aggregating approximately 12.5% of the outstanding common stock of Church Loans & Investments Trust, Amarillo, Texas (“CL&IT”), as of June 30, 2009, for use in connection with a potential reverse stock split thereby enabling CL&IT to enter into a “going private transaction”

Dear Mr. Borger:

As part of its line of professional services, The Bank Advisory Group, L.L.C. specializes in rendering valuation opinions of banks and bank holding companies nationwide.  These valuations are required for a multitude of reasons, including tax and estate planning, employee stock ownership plans, private placements, buy/sell agreements, exchange ratio determinations, dissenters’ rights proceedings, reverse stock splits, fairness opinion letters, public offerings, together with mergers and acquisitions.  Broad and extensive participation in the field of bank securities appraisal, allows The Bank Advisory Group, L.L.C. to be generally knowledgeable with regard to valuation theory and the rulings and guidelines of the Internal Revenue Service and the Office of the Comptroller of the Currency involving valuation methodology, as well as judicial decisions regarding valuation matters.

In our capacity as an expert in this field, you have asked our opinion as to a preliminary cash fair value range of blocks of shares aggregating approximately 12.5% of the outstanding common stock of Church Loans & Investments Trust, Amarillo, Texas, as of June 30, 2009, for use in connection with a potential reverse stock split thereby enabling CL&IT to enter into a “going private transaction.”

Please note that neither The Bank Advisory Group, L.L.C., or its principals hold an ownership position in the stock of Church Loans & Investments Trust, nor does The Bank Advisory Group, L.L.C. or its principals make a market in the stock of any company, banking or otherwise.  In order for us to issue this preliminary cash fair value range opinion letter, you have provided us with limited financial and nonfinancial information regarding Church Loans & Investments Trust.  In addition, through communications both oral and written, information was provided pertaining to the immediate past

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THE BANK ADVISORY GROUP, L.L.C.

Board of Trust Managers

Church Loans & Investments Trust

c/o Mr. Michael W. Borger

September 25, 2009

operating history of CL&IT, the major shareholdings of the common stock of CL&IT, and other information deemed pertinent to this preliminary opinion letter.  We also reviewed financial information regarding CL&IT that was filed with the United States Securities Exchange Commission, and that is publicly-available.

In rendering this preliminary opinion of the cash fair value range of the subject blocks of stock, we have considered the nature and history of WSB, the competitive and economic outlook of CL&IT’s industry in general, the book value and financial condition of CL&IT, its future earnings and dividend paying capacity, the size of the block valued, and the prevailing market prices of publicly-traded real estate investment trusts.  However, we have not independently verified the asset quality and financial condition of CL&IT.  Accordingly, in order to issue this preliminary opinion letter, we have relied upon the limited data provided by or on behalf of CL&IT to be true and accurate in all material respects.  Moreover, we are assuming that our subsequent review and analysis of more detailed data will confirm and not contradict the limited data regarding CL&IT that we reviewed prior to issuing this preliminary opinion letter.

For this preliminary cash fair value appraisal process, we performed certain financial analyses for Church Loans & Investments Trust, focusing on both the relevant financial and non-financial variables that we felt were appropriate, and utilizing certain valuation methodologies consistent with traditional valuation theory.  Additionally, we broadly considered judicial decisions regarding valuation matters involving “fair value” in order to derive a cash fair value for the appraised shares.  Furthermore, we considered Article 5.12(1)(a) of the Texas Business Corporation Act, which states “In computing the fair value of the shares under this article, consideration must be given to the value of the corporation as a going concern without including in the computation of value any control premium, any minority discount, or any discount for lack of marketability.”

As a result of our examination of the information we deem relevant to this appraisal, as described in the attached report, it is our opinion that as of June 30, 2009, the preliminary cash fair value range of the common stock of Church Loans & Investments Trust, for the purpose defined in this letter, was $2.65 – $2.85 per share.

This opinion, and the related documentation report, are provided to you solely for the confidential, internal use of the Board of Directors of Church Loans & Investments Trust; and, without the prior written consent of The Bank Advisory Group, they may not be quoted in whole or in part, or otherwise referred to in any report or document or furnished or otherwise communicated to any person outside the Board of Directors of Church Loans & Investments Trust, other than legal and tax advisors to Church Loans & Investments Trust.

Respectfully submitted,

THE BANK ADVISORY GROUP, L.L.C.

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